Exhibit 12.1

AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2007	2008	2009

Fixed Charges:
Interest expense	$112,166	$216,577	$172,206
Capitalized interest	7,267	5,737	1,457
Portion of rent expense representative of interest(a)	296	436	412

Total fixed charges	$119,729	$222,750	$174,075

Earnings:
Income from continuing operations before income taxes	$122,061	$122,832	$111,152
Fixed charges from above	119,729	222,750	174,075
Less capitalized interest from above	(7,267)	(5,737)	(1,457)
Amortization of capitalized interest	—	283	384

Earnings (as defined)	$234,523	$340,128	$284,154

Ratio of earnings to fixed charges	1.96	1.53	1.63

(a)	Estimated to be 1/3 of rent expense, which we believe is an appropriate interest factor for operating leases.